EXHIBIT (4)(b)(iii)

                            Section 403b Endorsement





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                                    ENDORSEMENT

Cash Value Withdrawal Restrictions Effective January 1, 1989

You may not withdraw cash value resulting from:

* premiums paid after December 31, 1988, as elective deferrals through a salary reduction agreement;

* earnings on those premiums;

* earnings on the amount of cash value as of December 31, 1988, attributable to premiums paid as elective deferrals.

These restrictions are required by Section 403(b)(11), which was added to the Internal Revenue Code by the Tax Reform Act of 1986. They override any policy provisions to the contrary.

Exceptions to Restrictions on Cash Value Withdrawals

The restrictions listed above do not apply to withdrawals due to your:

* death;

* attainment of age 59 1/2;

* ending employment with the employer sponsoring the 403(b) plan;

* disability, as defined in Section 403(b)(11); or

* financial hardship, as defined in Section 403(b)(11). In the case of financial hardship, only cash value from premiums paid through elective deferrals, and not cash value from income on those premiums, may be withdrawn.

For The Life Insurance Company of Virginia,




                                                     Paul E. Rutledge, III
                                                     President

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